August 29, 2018

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  George K. Schuler & Pam Howell

RE:	Gold Resource Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 8, 2018

File No. 001-34857

Dear Mr. Schuler and Ms. Howell:

We refer to your letter dated August 21, 2018, commenting on the disclosures contained in Gold Resource Corporation’s (the “Company,” or “our”/ “we”) Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 8, 2018 (“Form 10-K”). For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Mineralized Material, page 19

1.

We note you disclose measured and indicated resources in this section and elsewhere in your filing. Please modify your filing and remove all the measured resource and indicated resource categories from your filing and report only the sum as mineralized material. Please do not include any estimates based on geologic inference such as inferred or possible resources.

Response:

Comment complied with.  We will amend our Form 10-K to remove all measured and indicated resource estimates and report the sum of those categories as mineralized material.

Isabella Pearl, page 28

2.

We note that your disclosure of proven and probable reserves for the Isabella Pearl property on your website and their absence in your filing. This website disclosure indicates the Nevada Mining Unit has substantial gold equivalent ounce reserves which are nearly equal to your reserves at the Oaxaca Mining Unit. Please amend your filing to include these reserves or provide an explanation why these reserves are not material.

Response:

As discussed with the staff, the proven and probable reserves report for Isabella Pearl was completed and published to our website after the filing date of the Form 10-K which is why it was not included in this filing. We subsequently updated our reserves disclosure in the Form 10-Q for the period ended March 31, 2018 to include the new reserve information and believe this was the appropriate place to disclose the completed reserve report. As a result, we believe it would be inappropriate to amend the Form 10-K to disclose the reserve information that was not available as of the filing date of the original form.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff. Following receipt of such confirmation, we will file an amendment to the Form 10-K.

We look forward to hearing from you.

Sincerely,

/s/ John A. Labate

John A. Labate
Chief Financial Officer